Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Harrah’s Entertainment, Inc. on Form S-4 of our report dated March 10, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Caesars Entertainment, Inc.’s (formerly known as Park Place Entertainment Corporation) change in 2002 in its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”), appearing in the Annual Report on Form 10-K of Caesars Entertainment, Inc. for the year ended December 31, 2003 and to the reference to us under the heading “Experts” in the joint proxy statement/prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada
October 18, 2004